WAL★MART
MEXICO

02 NOV 21 AM 9:43

FILE N°
82-4609

02055955

SUPPL

November 18, 2002

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the press release and the reports on shares repurchase for October 2002 of Wal-Mart de Mexico, S.A. de C.V., which were delivered to the Mexican Stock Exchange.

Kindly acknowledge receipt of this letter as well as what is attached by stamping and returning the enclosed copy of this letter or by a fax message to the following number: 011-52-55-5328-3557.

Sincerely,

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Jorge Portilla Fabián
Accounting Manager

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 647 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

FILE N°
82-4609

WAL*MART MEXICO

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS OCTOBER 2002 SALES

For immediate release:
Mexico City, November 7, 2002

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of October 2002, sales were $8,174 million pesos, an amount that represents an 11.6% increase over sales reported the same month last year, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase in real terms of 2.2%, compared to the same month of 2001.

	October		January – October	
	2002	2001	2002	2001
Total sales growth (%)	11.6	11.7	14.5	14.4
Comparable sales growth (%)	2.2	3.7	4.6	5.5

Considering the four-week period from October 5 to November 1, 2002 that compares with the four-week period ending November 2, 2001, as well as the forty-three week period from January 5 to November 1, 2002 and that compares with the forty-three week period that ended November 2, 2001, sales growth was as follows:

	4 weeks		43 weeks	
	2002	2001	2002	2001
Total sales growth (%)	9.5	14.6	14.5	14.8
Comparable sales growth (%)	0.3	5.7	4.5	5.8

Openings during the month of October:

1 Bodega in Pachuca, Hidalgo
1 Wal-Mart Supercenter in Guadalajara, Jalisco
1 Restaurant in Mexico City

Openings January – November 7, 2002:

FORMAT	# OF UNITS
Sam's Club	3
Bodega	8
Wal-Mart Supercenter	13
Superama	1
Restaurantes	15
TOTAL	***40***

FILE Nº
82-4609

Company Description:
Wal-Mart de Mexico (WALMEX) is a Retail Sector company and its shares have been traded on the Mexican Stock Exchange since 1977. Nation-wide, Wal-Mart de Mexico operates 587 retail units, which include self-service stores, apparel department stores and restaurants distributed as shown:

SELF-SERVICE STORES: 280 UNITS

49	Sam's Club
111	Bodega
75	Wal*Mart Supercenter
45	Superama

APPAREL DEPARTMENT STORES: 50 UNITS

RESTAURANTS: 257 UNITS, including 16 franchises

Web Pages:
www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

October 2,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
02/10/2002	BUY	30,000	SOCIAL	21.31	639,300	ACCIV	Balance as of last report	13,152,800	570,477,521
02/10/2002	BUY	130,000	SOCIAL	21.50	2,795,000	ACCIV			
02/10/2002	BUY	40,000	SOCIAL	21.60	864,000	ACCIV			
02/10/2002	BUY	138,800	SOCIAL	21.70	3,011,960	ACCIV			
02/10/2002	BUY	11,200	SOCIAL	21.75	243,600	ACCIV			
							Balance as of current report	13,502,800	570,127,521
								Balance as of last report	Balance as of current report
TOTAL		350,000			7,553,860		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	299,402,443	16,512,620	282,889,830	-
Balance as of current report	306,956,303	16,952,026	290,004,284	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

October 3,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
03/10/2002	BUY	800,000	SOCIAL	21.80	17,440,000	ACCIV	Balance as of last report	13,502,800	570,127,521
							Balance as of current report	14,302,800	569,327,521
								Balance as of last report	Balance as of current report
TOTAL		800,000			17,440,000		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	306,956,303	16,952,026	290,004,284	-
Balance as of current report	324,396,303	17,956,382	306,439,928	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

October 17,2002

COMPANY NAME

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
17/10/2002	BUY	100,000	SOCIAL	21.80	2,180,000	ACCIV	Balance as of last report	14,302,800	569,327,521
17/10/2002	BUY	12,600	SOCIAL	21.94	276,444	ACCIV			
17/10/2002	BUY	35,000	SOCIAL	21.95	768,250	ACCIV			
17/10/2002	BUY	300	SOCIAL	21.99	6,597	ACCIV			
17/10/2002	BUY	149,700	SOCIAL	22.00	3,293,400	ACCIV			
							Balance as of current report	14,600,400	569,029,921
								Balance as of last report	Balance as of current report
TOTAL		297,600			6,524,691		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	324,396,303	17,956,382	306,439,928	-
Balance as of current report	330,920,994	18,330,002	312,590,999	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

October 18,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
18/10/2002	BUY	14,900	SOCIAL	21.90	326,310	ACCIV	Balance as of last report	14,600,400	569,029,921
18/10/2002	BUY	500	SOCIAL	21.98	10,990	ACCIV			
18/10/2002	BUY	2,400	SOCIAL	21.99	52,776	ACCIV			
18/10/2002	BUY	232,200	SOCIAL	22.00	5,108,400	ACCIV			
							Balance as of current report	14,850,400	568,779,921
								Balance as of last report	Balance as of current report
TOTAL		250,000			5,498,476		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	330,920,994	18,330,002	312,590,999	-
Balance as of current report	336,419,470	18,643,863	317,775,614	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

October 22,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
22/10/2002	BUY	69,100	SOCIAL	21.70	1,499,470	ACCIV	Balance as of last report	14,850,400	568,779,921
22/10/2002	BUY	30,000	SOCIAL	21.75	652,500	ACCIV			
22/10/2002	BUY	200,000	SOCIAL	21.79	4,358,000	ACCIV			
22/10/2002	BUY	200,900	SOCIAL	21.80	4,379,620	ACCIV			
							Balance as of current report	15,350,400	568,279,921
								Balance as of last report	Balance as of current report
TOTAL		500,000			10,889,590		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	336,419,470	18,643,863	317,775,614	-
Balance as of current report	347,309,060	19,271,586	328,037,482	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No. 82-4609

COMPANY NAME

October 23,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
23/10/2002	BUY	12,700	SOCIAL	21.80	276,860	ACCIV	Balance as of last report	15,350,400	568,279,921
23/10/2002	BUY	17,000	SOCIAL	21.81	370,770	ACCIV			
23/10/2002	BUY	250,000	SOCIAL	21.82	5,455,000	ACCIV			
23/10/2002	BUY	248,600	SOCIAL	21.95	5,456,770	ACCIV			
							Balance as of current report	15,878,700	567,751,621
								Balance as of last report	Balance as of current report
TOTAL		528,300			11,559,400		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	347,309,060	19,271,586	328,037,482	-
Balance as of current report	358,868,460	19,934,838	338,933,630	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

October 28,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
28/10/2002	BUY	20,000	SOCIAL	21.15	423,000	ACCIV	Balance as of last report	15,878,700	567,751,621
28/10/2002	BUY	15,000	SOCIAL	21.19	317,850	ACCIV			
28/10/2002	BUY	358,000	SOCIAL	21.20	7,589,600	ACCIV			
28/10/2002	BUY	4,800	SOCIAL	21.25	102,000	ACCIV			
28/10/2002	BUY	50,200	SOCIAL	21.30	1,069,260	ACCIV			
28/10/2002	BUY	52,000	SOCIAL	21.35	1,110,200	ACCIV			
							Balance as of current report	16,378,700	567,251,621
								Balance as of last report	Balance as of current report
TOTAL		500,000			10,611,910		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	358,868,460	19,934,838	338,933,630	-
Balance as of current report	369,480,370	20,562,561	348,917,818	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No. 82-4609

COMPANY NAME

October 31,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
31/10/2002	BUY	8,500	SOCIAL	21.64	183,940	ACCIV	Balance as of last report	16,378,700	567,251,621
31/10/2002	BUY	491,500	SOCIAL	21.65	10,640,975	ACCIV			
							Balance as of current report	16,878,700	566,751,621
								Balance as of last report	Balance as of current report
TOTAL		500,000			10,824,915		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	369,480,370	20,562,561	348,917,818	-
Balance as of current report	380,305,285	21,190,284	359,115,011	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.